UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53416

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RCX Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2002 Timberloch Place, Suite 200
(No. and Street)

The Woodlands	Texas	77380
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jean-Louis Guinchard	303-929-2012	Jguinchard@rcxcapitalgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., P.C.
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jean-Louis Guinchard   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RCX Capital Group, LLC   , as of December 31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

RCX Capital Group, LLC

Financial Report

December 31, 2025



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of RCX Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RCX Capital Group, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RCX Capital Group, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RCX Capital Group, LLC's management. Our responsibility is to express an opinion on RCX Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RCX Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of RCX Capital Group, LLC's financial statements. The supplemental information is the responsibility of RCX Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co., PC

We have served as RCX Capital Group, LLC's auditor since 2018.
Dallas, Texas
March 30, 2026

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

RCX Capital Group, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	986,611
Commissions receivable		148,542
Receivables from Parent		100,000
Commission draws		4,000
Employee advances		86,667
Prepaid expenses		183,383
Total assets	$	1,509,203

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	10,313
Commissions payable		62,500
Deferred income		140,000
Total liabilities		212,813

Member's equity

Member's equity		1,296,390
Total member's equity		1,296,390
Total liabilities and member's equity	$	1,509,203

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Private placement commissions	$	8,246,536
Other income		45,352
Total revenues		8,291,888
Expenses		
Commissions		4,977,312
Employee compensation and benefits		2,272,463
Professional fees		189,223
Regulatory fees and expenses		69,206
Insurance		65,138
Travel expense		55,311
Occupancy		17,836
Interest expense		975
Other operating expenses		216,086
Total expenses		7,863,550
Net income before income tax benefit		428,338
Income tax benefit, state		4,212
Net income	$	432,550

The accompanying notes are an integral part of these financial statements.

RCX Capital Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

Balance at December 31, 2024	$	863,840
Net income		432,550
Balance at December 31, 2025	$	1,296,390

RCX Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flow from operating activities:		
Net income	$	432,550
Adjustments to reconcile net income to net		
cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable		522,475
Commission draws		146,000
Prepaid expenses		(92,240)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(8,177)
Commissions payable		(350,780)
Deferred income		50,000
Net cash provided by operating activities		699,828
Net increase in cash		699,828
Cash at beginning of year		286,783
Cash at end of year	$	986,611

Supplemental disclosure of cash flow information:

Cash paid (received) during the year for:

Income taxes benefit, net	$	(4,212)
Interest	$	975

The accompanying notes are an integral part of these financial statements.

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RCX Capital Group, LLC (the "Company") was organized in September 2000 as a California limited liability company. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of RCX Capital Group Holdings, LLC, a Delaware limited liability company.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to merger and acquisition services, private placements of securities on a best-efforts basis, and broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company participates in the private placement offerings on a best-efforts basis for sponsors in the real estate industry. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date that the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is completed, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Retainer fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers received from customers prior to recognizing revenue are reflected as deferred income and are recognized at a point in time the performance under the arrangement is completed or the contract is canceled.

Income Taxes

The Company is a single-member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. Income taxes are calculated and paid at the member level. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to various state income taxes which are recognized in the financial statements.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20. FASF ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in the Credit Loss Expense.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Note 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of commissions, due diligence fees, placement agent fees and retainers. The Company has identified its CEO as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Note 2: COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space in The Woodlands, Texas under a month-to-month lease operating agreement with no expiration date. Rent under the lease is currently $1,531 per month. Office rent expense for the year was $17,836.

Contingencies

In November 2025, a former employee filed a wrongful termination claim with FINRA against the Company. Based on the facts and circumstances of the claim, Company management does not believe that the Company will sustain a loss that would materially affect the Company's financial position or results of operations; thus, no provision has been made in the financial statements for any liability. However, it is at least a reasonable possibility that the Company's estimate of its liability may change in the near term.

There are currently no other material asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 3: CONCENTRATIONS

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. As of December 31, 2025, cash balances exceeded insured limits by $736,727. The Company has not experienced any losses in such accounts and believes it is not subject to any significant risk.

For the year ended December 31, 2025, revenue from four sponsors represented approximately 56% of the Company's commissions. The concentration of risk is mitigated through the Company's client risk procedures.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $836,298 which was $822,110 in excess of its net capital requirement of $14,188. The Company's ratio of aggregate indebtedness to net capital was .25 to 1.

Note 5: RELATED PARTY TRANSACTIONS

As of December 31, 2025 there is a $100,000 receivable from the Company's Parent, RCX Capital Group Holdings, LLC, which is approximately 7% of total assets. The receivable is unsecured, non-interest bearing, and due on demand.

Note 6: SUBSEQUENT EVENTS

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025, and through March 30, 2026, the date this report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

RCX Capital Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2025

<u>Computation of Net Capital</u>		
Total member's equity	$	1,296,390
Less: Non-allowable assets		
Commissions receivable	$	(86,042)
Receivables from Parent		(100,000)
Commission draws		(4,000)
Employee advances		(86,667)
Prepaid expenses		(183,383)
Total non-allowable assets		(460,092)
Net capital	**$**	**836,298**
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	10,313
Commissions payable		62,500
Deferred income		140,000
Total aggregate indebtedness	$	212,813
Minimum net capital requirement - the greater of $5,000 or 6 2/3% of aggregate indebtedness	$	14,188
Excess net capital	**$**	**822,110**
Ratio of aggregate indebtedness to net capital		**.25 to 1**

See accompanying report of independent registered public accounting firm.

RCX Capital Group, LLC
**Schedule II - Computation for Determination of the Reserve Requirements and Information
Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025**

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to mergers and acquisitions, private placements of securities on a best-efforts basis, and broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.



McBee & Co.

A Professional Corporation
Certified Public Accountants

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Board of Managers and Member of RCX Capital Group, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) RCX Capital Group, LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) merger and acquisition advisory services, (2) private placements of securities on a best-efforts basis and (3) broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2025, without exception.

RCX Capital Group, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements throughout the most recent fiscal year, December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RCX Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
March 30, 2026

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com


RCX CAPITAL GROUP

RCX Capital Group, LLC's Exemption Report

RCX Capital Group, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services, (2) private placements of securities on a best-efforts basis and (3) broker or dealer selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RCX Capital Group, LLC

I, Jean-Louis Guinchard, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

President
Title

MARCH 26, 2024
_____
Date

RCX Capital Group, LLC
2002 Timberloch Place, Suite 200
The Woodlands, TX 77380
(858) 923-8484 O
www.rcxcapitalgroup.com